Exhibit 99.3

YY Inc.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: YY)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

To be held on December 20, 2019

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of YY Inc. (the “Board”), a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding common shares, par value US$0.00001 per share, of the Company (the “Common Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 20, 2019 at 2 p.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the AGM (the “AGM Notice”).

Only the holders of record of the Common Shares at the close of business on November 20, 2019 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to ten votes. The quorum of the AGM is one or more shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares that carry the right to vote at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about November 29, 2019.

The Common Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Codan Trust Company (Cayman) Limited of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands, with a copy delivered to its offices at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Mr. Matthew Zhao) at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

YY Inc.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: YY)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

To be held on December 20, 2019

(or any adjourned or postponed meeting thereof)

I/We __________________ of __________________________, being the registered holder(s) of _____________________ Common Shares 1, par value US$0.00001 per share, of YY Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or _________________ of __________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 20, 2019 at 2 p.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.

IT IS RESOLVED as a special resolution:

THAT subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Registrar”) being obtained, the name of the Company be and is hereby changed from “YY Inc.” to “JOYY Inc.” with effect from the date of registration as set out in the certificate of incorporation on change of name issued by the Registrar, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

Dated _______________, 2019 Signature(s)4____________________

_______________________________

[1]	Please insert the number and class (i.e., Class A or Class B) of Common Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.